EXHIBIT 99.1

IHS Towers Announces Carbon Reduction Roadmap;

Includes 50% Emissions Intensity Reduction Target by 2030

October 24, 2022, London: IHS Holding Limited (NYSE: IHS) (“IHS Towers”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, has today announced its Carbon Reduction Roadmap.

The Carbon Reduction Roadmap provides a comprehensive strategy for decreasing IHS Towers’ emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of its tower portfolio by 50% by 2030, using 2021 emissions data as the baseline1.

Under Project Green, the next significant step of its Carbon Reduction Roadmap, the company expects to spend $214 million in capex towards these efforts between 2022 and 2024, and to deliver annual Recurring Levered Free Cash Flow (RLFCF) savings of $77 million in 2025. This, in turn, is expected to generate an implied return on investment of 30%.

As a result, and as previously mentioned in second quarter results, IHS Towers is raising its 2022 capex guidance. The company now expects to spend $645-685 million (previously $545-585 million), including $110 million of the $214 million spent for Project Green, as it is also taking this opportunity to narrow its former range based on actual spend year-to-date.

Savings will be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for Project Green are IHS Towers’ operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia where reliance on diesel generators has been traditionally greater.

Sam Darwish, IHS Towers Chairman & CEO, commented “We believe that our business model is inherently sustainable in that we deliver shared infrastructure solutions in emerging markets that promote digital connectivity and inclusion and improve the lives of the communities we serve. However, I believe that the true benefits of mobile connectivity can only be realized if we and our sector continue to develop in a socially and environmentally responsible manner. Our Carbon Reduction Roadmap is the next step in our journey to reduce our carbon footprint by setting tangible emissions targets.”

1 IHS will review the baseline for this target as we expand into new markets, or encompass growth, or as needed to reflect significant changes in our organization.

IHS Towers has also taken this opportunity to revise its corporate values and incorporate a new fifth Sustainability value that focuses on health and safety, security, and the environment, to ensure that these topics are further embedded throughout the business. These values are our guiding principles that help foster teamwork and ensure we achieve our shared business goals.

Carbon Reduction Roadmap Webcast

Additionally, a conference call and webcast to discuss the Carbon Reduction Roadmap will take place today, October 24, at 10.00am ET (3pm UK time).

The conference call dial-in numbers are +1 (646) 307-1963 (US) or +44 20 3481 4247 (UK/International). The call ID is 4777557.

To register for the webcast please click here.

The Carbon Reduction Roadmap is available to download via the IHS Towers website here.

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our anticipated results for the fiscal year 2022, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	non-performance under or termination, non-renewal or material modification of our customer agreements;
•	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
•	a reduction in the creditworthiness and financial strength of our customers;
•	the business, legal and political risks in the countries in which we operate;
•	general macroeconomic conditions in the countries in which we operate;
•	changes to existing or new tax laws, rates or fees;
•	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
•	regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current situation between Russia and Ukraine;
•	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our anticipated fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;;
•	reliance on third-party contractors or suppliers, including failure or underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, due to supply chain issues or other reasons;
•	increases in operating expenses, including increased costs for diesel;
•	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
•	loss of customers;
•	changes to the network deployment plans of mobile operators in the countries in which we operate;
•	a reduction in demand for our services;
•	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
•	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
•	our failure to integrate recent or future acquisitions;
•	reliance on our senior management team and/or key employees;

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•	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
•	environmental liability;
•	inadequate insurance coverage, property loss and unforeseen business interruption;
•	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
•	fluctuations in global prices for diesel or other materials;
•	disruptions in our supply of diesel or other materials;
•	legal and arbitration proceedings;
•	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
•	risks related to the markets in which we operate;
•	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
•	loss or damage of assets due to security issues or civil commotion;
•	loss or damage resulting from attacks on any information technology system or software;
•	loss or damage of assets due to extreme weather events whether or not due to climate change;
•	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
•	risks related to our status as a foreign private issuer; and
•	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2021 (filed on August 16, 2022).

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is the largest independent multinational towerco solely focused on the emerging markets. The Company has nearly 40,000 towers towers across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

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